Filed Pursuant To Rule 433

Registration No. 333-180974

June 28, 2013

Posted on forbescustom.com June 24, 2013

PROMOTION // INVESTING IN GOLD

Gold Investment

The Value of the ETF Advantage in a Volatile Market

By Michael Roney

Gold can be an important strategic element in any diverse investment portfolio. Because demand for gold is driven in a large part by non-investment elements, including jewelry and technological uses, and because gold is a global asset that is independent of the policies of any one country or economy, gold has the ability to hedge against inflation, dollar depreciation and stock market volatility, with a low correlation with traditional asset classes and other commodities.

Yet after a multiyear run-up, gold recently has seen some short-term volatility. It slipped from a record $1,800 per ounce in October 2012 to below $1,400 in April 2013. While gold’s lackluster behavior has led some analysts to offer bearish outlooks, the main tenents of gold’s role in a portfolio are still intact—especially when investors are able to avail themselves of the liquidity, transparency and precision of a gold exchange traded fund (ETF).

Today’s Gold Market

“Gold’s recent price dip stemmed from a multitude of factors, in particular the U.S. dollar’s strong performance relative to the euro and the Japanese yen,” says David Mazza, vice president and head of ETF Investment Strategy at State Street Global Advisors (SSgA). “However, it’s important keep recent performance in context because over the past decade we actually have seen several examples of gold prices declining by 10% or more, then moving on to hit new highs.”

IT DOESN’T TAKE A RED HOT FURNACE TO KEEP US IN A LIQUID STATE.

By the time this gold leaves the foundry, it will be a solid bar that weighs approximately 400 troy ounces. But there is a way for you to acquire this precious metal while it’s especially liquid.

With SPDR® Gold Shares, you get access to 100% physical gold that you can buy and sell as easily as any traditional stock. And GLD is the most liquid gold ETF in the world, which means you can trade and own it at the best possible price.* To put your portfolio in a more liquid state, simply scan the QR code with your smart-phone or visit spdrs.com/GLD for details.

SPDR GLD

GOLD SHARES

Precise in a world that isn’t.

STATE STREET.

WORLD GOLD COUNCIL

*GLD’s liquidity as measured by 12-month average daily trading volume

($1.9B) is 19 times greater than IAU’s ($98M). Data is as of 9/30/12 (Sources: Bloomberg, SSGA).

Important Information Relating to SPDR Gold Trust:

The SPDR Gold Trust (“GLD”) has filed a registration statement

(including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

ETF’s trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETF’s net asset value. Brokerage commissions and GLD expenses will reduce returns.

LISTED NYSE ARCA.

These investments may have difficulty in liquidating investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities.

Diversification does not assure a profit and may not protect against investment loss.

Investing in commodities entails significant risk and is not appropriate for all investors.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.

Not FDIC Insured – No Bank Guarantee – May Lose Value

IBG-6409

A GROWING NUMBER OF INVESTORS ARE RECOGNIZING

that over the long term gold fulfills a strategic role within an investment portfolio. In November 2004, State Street Global Advisors and World Gold Trust Services launched SPDR® Gold Shares [NYSE Arca: GLD], the first U.S. commodities-based exchange-traded security that has resulted in broader investor access and understanding of the gold market.

GLD offers investors an innovative and cost-efficient means of participating in the gold bullion market without the necessity of taking physical delivery. This is achieved by allowing investors to hold an interest in gold just like a stock. The introduction of GLD has lowered many of the barriers that had previously prevented some investors from investing in gold, such as access, custody and transaction costs. As of March 31, 2013, SPDR Gold Shares had just more than $62.7 billion in AUM, making it the second-largest ETF in the world, by assets.*

SPDR GLD

GOLD SHARES

Precise in a world that isn’t.

STATE STREET.

WORLD GOLD COUNCIL

*SSgA, as of 3/31/2013.

The SPDR Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, including “Risk Factors,” and other documents the Trust has filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request the prospectus by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.

LISTED NYSE ARCA.

Investing in commodities entails significant risk and is not appropriate for all investors.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.

IBG-8806

PROMOTION 2 // INVESTING IN GOLD

“Gold remains, as always, a potential hedge against inflation.”

— David Mazza,

Vice President and Head of ETF Investment Strategy at SSgA

Mazza advises that in the near term, the gold market could still be subject to volatility, but pullbacks should be considered in the context of fluctuations in the broader global economy. “We continue to see many countries engage in extraordinary monetary policy, including quantitative easing and increased money supply, which means that over the long term there is still the potential for devaluation and loss of purchasing power from currencies such as the U.S. dollar. So gold remains, as always, a potential hedge against inflation.”

SPDR Gold Shares Offer Opportunity

The ability to trade on an exchange makes the transparent, nimble ETF structure beneficial during an uncertain market, and SSgA’s SPDR Gold Shares (GLD)—an ETF with nearly $50 billion in net assets—has revolutionized access to gold investment. It is pegged to the value of bullion less expenses, and mirrors its movements precisely. “It’s very liquid—investors can dial their exposure up or down,” Mazza explains. “They also can go to our various websites and see a variety of information, including the exact bullion bars GLD owns, and have the benefit of relative cost efficiency.”

Mazza adds that it’s gold’s diversification potential that makes it such a valuable asset in an investment portfolio, and he says that GLD offers an opportunity for additional insight into the market.

“With GLD, you can easily consider what role gold plays right next to stocks and bonds in the aggregate, the result being that you can look at your particular needs and construct the portfolio that meets your most comfortable return perspective and volatility profile,” he says.

www.spdrgoldshares.com

www.spdrs.com

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.